Exhibit 99.11

PRESS RELEASE

FOR IMMEDIATE RELEASE

NURAN WIRELESS Reports Annual Audited

2024 Financial Results

Quebec, QC, Canada, May 1st, 2025 – NuRAN Wireless Inc. (“NuRAN” or the “Company”) (CSE: NUR) (OTC: NRRWF) (FSE: 1RN), a leading supplier of mobile and broadband wireless infrastructure solutions, is pleased to announce its audited financial results for the year ended December 31, 2024:

Highlights of the Company’s financial results for the twelve months ended December 31, 2024, include the following:

●	Revenue of $4,364,327 compared to $3,199,125, for the twelve months ended December 31, 2024, an increase of 36.42%, almost 80% of which is attributable to the increase in live NaaS sites

●	Gross profit of $2,331,615 (53%) for the twelve months ended December 31, 2024, compared to $ 543,820 (17%) in 2023, an improvement of $1,787,795 or 329%.

●	Total expenses of $10,892,426 compared to $12,376,744 for the twelve months ended December 31, 2023, a decrease of 11.99%.

●	Net Loss of $8,755,860 compared to $12,832,924 for the twelve months ended December 31, 2024, a decrease of 28.94%.

“The substantial rise in gross profit is further evidence of our site build progress as well as the continually improving robust performance of our sites. As we continue to expand our operations and diversify our site builds across various countries, we are clearly focused on achieving positive EBITDA in the near term. Our continually improving financial performance should open the door to more attractive financing opportunities for further expansion. The recent agreements and financing initiatives not only strengthen our financial position but also reaffirm our commitment to bridging the digital divide for rural communities. The ongoing success in Cameroon, with over 80% gross margin in NaaS revenue, is a testament to the efficiency and effectiveness of our business model. We look forward to continuing to deliver value to our shareholders as we grow and scale our innovative solutions across Africa.” stated Francis Letourneau, President and CEO of NuRAN Wireless Inc.

Q1 Guidance

Management reports that the company should reach positive Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA) for its first quarter of operations in 2025. The revenue and traffic growth in Cameroon combined with the increase in number of sites built and billing, has allowed the company to achieve over 80% gross margin in Cameroon deducting direct costs of NaaS delivery from revenue.

PRESS RELEASE

Although EBITDA is a non-GAAP measure, NuRAN is encouraged by the ability of NaaS revenues in Cameroon and elsewhere to cover group operating costs with new capital being raised to continue to build and generate cash to repay debt.

Highlights from the Year and Recent Announcements Include:

●	On July 16, 2024, NuRAN announced a US$ 32.2 million NaaS agreement for up to 200 sites with MTN Benin (JSE: MTN) for the deployment of rural 2G, 3G and 4G sites under the Network-as-a-Service (“NaaS”) business model in Benin, West Africa. The 5-year agreement with MTN Benin now places NuRAN in 8 countries for 5092 sites throughout Sub-Saharan Africa with NaaS agreements signed. The contract includes a renewal for an additional 5 years at the end of the initial term. This agreement has been signed under the MTN Framework Agreement announced on July 21, 2022, serving as further evidence of the strong partnership between MTN and NuRAN both dedicated to empowering lives in rural communities across Africa.

●	On July 16, 2024, the Company announced that the initial US$ 2.5M drawdown from the Facility for Energy Inclusion (“FEI”) has been received allowing for the resumption of site construction.

●	On August 19, 2024, NuRAN announced the closing of a non-brokered private placement of an unsecured convertible debenture (the “Debenture”) for aggregate gross proceeds of US$ 1.6M. The Debenture has a two-year term and accrues interest at a rate of 15% per annum until August 16, 2026, the Maturity Date. The principal amount of Debenture is US$2,194,772 after application of an original issuance discount of 25% and including all applicable fees. The Debenture may be converted into units of the Company (each, a “Unit”) at a conversion price of CDN$ 0.225 per Unit (the “Conversion Price”) with each Unit consisting of one common share and one common share purchase warrant exercisable into one common share at a price of CDN$ 0.25. Under the terms of the Debenture, the Company also granted a participation right in future equity financings up to a 9.9% equity interest in the Company.

●	On December 9, 2024, the Company announced that it has achieved positive Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA) in its wholly owned Cameroon subsidiary covering all operating expenses including a portion of central costs charged to the subsidiary. The recent developments specifically pertaining to site acceptance have accelerated subscriptions and mark a clear turning point for the company in Cameroon.

About NuRAN Wireless:

NuRAN Wireless is a leading rural telecommunications company that meets the growing demand for wireless network coverage in remote and rural regions around the globe. With its affordable and innovative scalable solutions of 2G, 3G, and 4G technologies, NuRAN Wireless offers a new possibility for more than one billion people to communicate effectively over long distances efficiently and affordably. “Bridging the Digital Divide, One Connection at a Time.”

PRESS RELEASE

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

Frank Candido

Investor relations

Frank.candido@nuranwireless.com

Tel: (514) 969-5531

Neither the Canadian Securities Exchange nor its Market Regulator (as defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

This news release contains forward-looking statements and forward-looking information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian securities laws. All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “may”, “will”, “project”, “should” or similar words, including negatives thereof, suggesting future outcomes. Forward looking statements are subject to both known and unknown risks, uncertainties and other factors, many of which are beyond the control of NuRAN, that may cause the actual results, level of activity, performance or achievements of NuRAN to be materially different from those expressed or implied by such forward looking statements, including but not limited to management’s business strategy for 2025. Although NuRAN has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Forward-looking statements are not a guarantee of future performance and involve a number of risks and uncertainties, some of which are described herein. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause NuRAN’’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Any forward-looking statements are made as of the date hereof and, except as required by law, neither NuRAN assumes no obligation to publicly update or revise such statements to reflect new information, subsequent or otherwise. Accordingly, readers should not place undue reliance on forward looking information. Other factors which could materially affect such forward-looking information are described in the risk factors in the Company’s most recent annual management’s discussion and analysis that is available on the Company’s profile on SEDAR at www.sedar.com.